                                                                    EXHIBIT 2.25



                            EZ COMMUNICATIONS, INC.
                       10800 Main Street, P.O. Box 10103
             Fairfax, VA 22030-8003  703/591-1000  Fax 703/934-1200

August 27, 1996

Mr. Scott Ginsburg, Chairman
Evergreen Media Corporation
433 E. Las Colinas Blvd.
Irving, TX 75039

Re:  Asset Exchange of WRFX(FM), WPEG(FM), WBAV(FM),
     WBAV(AM) and WFNZ(AM), Charlotte, North Carolina for
     WIOQ(FM) and WUSL(FM), Philadelphia, Pennsylvania and Asset
     Purchase of WNKS(FM), Charlotte, North Carolina
     -----------------------------------------------

Dear Scott:

          This letter is intended to set forth the basic terms of a possible like-kind exchange within the meaning of Section 1031 of the Internal Revenue Code and the regulations thereunder and asset purchase (the "Subject Transactions") between EZ Communications, Inc., a Virginia corporation, and its wholly-owned subsidiary, Professional Broadcasting, Inc., and its wholly owned subsidiary, EZ Philadelphia, Inc. ("EZ"), licensee and owner of substantially all of the assets that are used or useful in the operation of WIOQ(FM) and WUSL(FM), Philadelphia, Pennsylvania (the "Philadelphia Stations") and Evergreen Media Corporation, ("Evergreen"), a Delaware corporation, through its subsidiaries is licensee and owner of substantially all of the assets that are used or useful in the operation of radio stations WRFX(FM), WNKS(FM), WPEG(FM), WBAV(FM), WBAV(AM) and WFNZ(AM), Charlotte, North Carolina, (the "Charlotte Stations", and, with the Philadelphia Stations the "Stations").

          1.  Nature of the Subject Transactions.  The Subject Transactions
              ----------------------------------
shall involve the transfer and delivery by EZ and Evergreen at Closing of all the tangible and intangible assets, both real and personal, used or useful in the operation of the Philadelphia and Charlotte Stations, respectively, and related real property, but excluding cash, cash equivalents, and accounts receivable. The assets to be exchanged will be transferred free and clear of all liabilities, liens, and encumbrances, including liabilities under financing agreements. The transfer and delivery of the assets comprising WNKS(FM), Charlotte, North Carolina shall be excluded from the like-kind exchange described above, but shall be the subject of a separate asset purchase agreement pursuant to which EZ shall pay to Evergreen at Closing for such assets Ten Million Dollars ($10,000,000) in immediately available funds (the "Asset Purchase Agreement").

          2.  Working Capital Adjustments.  Within sixty (60) days following the
              ---------------------------
Closing Date, the parties shall establish a net working capital adjustment based on customary accounting principles, including, without limitation, the amount of the Stations' respective

Mr. Scott Ginsburg
August 27, 1996
Page 2

aggregate net trade balance at closing, if and to the extent such balance is negative and exceeds mutually agreed levels as to the Charlotte Stations and the Philadelphia Stations, respectively, and otherwise by the amount of any prorations for rent, utility payments, employee benefits (including vacation and sick leave), and other normal income and expense items related to the operation of the Stations. Income and expense of the Stations will be prorated as of 12:01 a.m., Eastern time, of the day of Closing.

          3.  Accounts Receivable.  Each party will use its best efforts to
              -------------------
collect the accounts receivable of the Stations acquired by it in the Subject Transactions and existing as of the Closing for a period of 90 days after the Closing. Prior to the fifteenth day after the end of the 90-day collection period, the parties will remit to the other all amounts collected with respect to those accounts receivable, and all records, or copies thereof, with respect to any accounts receivable.

          4.  Definitive Agreement.  The parties will negotiate a definitive
              --------------------
Asset Exchange Agreement and Asset Purchase Agreement (together, the "Agreements"), setting forth the terms and conditions of the exchange, which will supersede all prior agreements, if any, between EZ and Evergreen. The parties may assign their rights and obligations under this letter agreement and the definitive Agreements to a wholly owned subsidiary, provided however that each party shall remain liable to the other party for the satisfactory performance of such assignee's obligations under this letter agreement or the Agreements, as the case may be.

              a.  Terms of Agreements.  The Agreements will contain provisions
                  -------------------
appropriate for a radio station asset exchange transaction, including appropriate representations, warranties, covenants (which, as to stations WBAV(AM) and WFNZ(AM), shall be no greater than those granted by Evergreen's predecessor), and indemnification agreements, such as the following:

                  i.  FCC Approval.  The sale and exchange of the Stations will
                      ------------
be conditioned on the prior consent of the FCC as to EZ's acquisition of the Charlotte Stations and Evergreen's acquisition of the Philadelphia Stations, with the consent having become a Final Order (as that term is commonly understood) and the parties having complied with any statutory or regulatory requirements imposed or administered by the FCC, provided, however, that the Closing shall not occur until the earlier of either (i) the date two days following the close of the proposed merger between EZ and American Radio Systems Corporation, or (ii) June 30, 1997.

                  ii.  Governmental Approvals.  The exchange of the Stations
                       ----------------------
will also be conditioned on the prior consent and approval of any other Federal, state, or local governmental agencies, the compliance by the parties with any statutory or regulatory requirements imposed or administered by any of those agencies and authorities, and the expiration of any applicable waiting periods. The Agreements shall provide that it shall be the primary responsibility of EZ, in the case of the Charlotte Stations, and Evergreen, in the case of the Philadelphia Stations, to obtain necessary regulatory consents, including, without limitation,

Mr. Scott Ginsburg
August 27, 1996
Page 3

making arrangements with third parties to insure regulatory compliance of the Subject Transactions within the respective markets.

                  iii.  Other Approvals.  The exchange of the Stations will
                        ---------------
also be conditioned on the receipt of all material third-party consents without the imposition of any conditions that would be adverse to EZ or Evergreen. Each of Evergreen and EZ will covenant in the Agreements that it will use its best efforts to obtain all material consents required under this paragraph prior to the Closing.

                  iv.  Assumption of Liabilities.  At Closing EZ in the case of
                       -------------------------
the Charlotte Stations and Evergreen in the case of the Philadelphia Stations will assume the obligations of ongoing agreements of the Stations to the extent that the obligations relate to the period after the Closing, and to the extent such obligations are disclosed in the Agreements or are entered into thereafter in the ordinary course of business. However, the parties will not assume any obligations arising under financing arrangements or under agreements entered into other than in the ordinary course of business.

                  v.  Philadelphia Studio Buildout.  The Asset Exchange
                      ----------------------------
Agreement shall provide that EZ shall be responsible for the substantial completion of the tenant improvement construction currently underway at the studio building for the Philadelphia Stations; including all costs for construction, equipment and furniture, and shall have expended at the completion of the project One Million Two Hundred Thousand Dollars ($1,200,000) in costs related thereto.

                  vi.  Charlotte Studio Upgrade.  The Asset Exchange Agreement
                       ------------------------
shall provide that EZ is accepting the Charlotte Stations with the knowledge that their office and studio facilities require significant improvement, including the necessity of repair, renovation or relocation. Evergreen shall not be required to perform any such facility improvements as a condition under either Agreement.

                  vii.  Conditional Nature of WNKS Agreement.  The Asset
                        ------------------------------------
Purchase Agreement shall provide that the closing under the Asset Exchange Agreement is a condition precedent to closing the Asset Purchase Agreement, but the closing of the Asset Purchase Agreement shall not be a condition to closing the Asset Exchange Agreement.

                  viii.  Specific Performance.  The Agreements shall provide
                         --------------------
that either party shall be entitled to obtain specific performance of the other's obligation in the event such other party wrongfully breaches its obligations to close the transaction pursuant to the terms of the Agreements.

                  ix.  Upset Date.  The Agreements will provide that either
                       ----------
party, if not then in default, could terminate the agreement at any time after December 31, 1997.

Mr. Scott Ginsburg
August 27, 1996
Page 4

              b.  Delivery of Draft Agreement.  EZ is prepared to deliver a
                  ---------------------------
first draft of the Agreements to Evergreen within ten (10) days after the date that this letter is countersigned on behalf of Evergreen.

              c.  Execution of Asset Exchange Agreement; Filing of FCC
                  ----------------------------------------------------
Application.  Unless otherwise mutually agreed, the parties shall use their
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best efforts to execute and deliver the Agreements by September 15, 1996, and to prepare and file an FCC Assignment Application with respect to the Stations' licenses within twenty (20) days following such execution and delivery of the Agreements. Prior to the execution of the Agreements, EZ shall have secured an eighteen month extension for the tower site used in connection with WUSL(FM), Philadelphia, Pennsylvania, at a monthly rental cost not to exceed one hundred and ten percent (110%) the current monthly rental payment of that site.

          5.  Time Brokerage Agreement.  EZ and Evergreen agree to mutually
              ------------------------
negotiate in good faith and enter into Time Brokerage Agreements, which shall become effective as of September 15, 1996, pursuant which EZ (or its assignee), in the case of the Charlotte Stations, and Evergreen, in the case of the Philadelphia Stations, shall be entitled to program, promote and sell advertising times on such respective Stations to the fullest extent allowable by law. The parties agree that the respective fees provided for under the Time Brokerage Agreements, shall be equal and offsetting, subject to adjustment to reflect the projected 1996 monthly cash flow of the Charlotte and Philadelphia stations, respectively.

          6.  Broker Expenses of Transactions.  EZ will pay any transfer taxes,
              -------------------------------
sales taxes, document stamps, or other charges levied by any governmental entity on account of the exchange of the Charlotte Stations and Evergreen will pay any transfer taxes, taxes, document stamps, or other charges levied by any governmental entity on account of the exchange of the Philadelphia Stations, but FCC, FTC and other filing fees shall be shared equally by the parties.
Evergreen and EZ hereby represent and warrant to the other that neither has retained any broker or agent in connection with the purchase or sale or exchange of the Stations other than Star Media Group, whose fee shall be paid by Evergreen.

          7.  Exclusive Negotiations.  During the period of negotiation of the
              ----------------------
Agreements, the parties hereby agree, in consideration of expenses to be incurred in pursuing exchange of the Stations, that they will not discuss or negotiate with any other possible party, or entertain or consider any inquiries or proposals relating to, the possible disposition of the Stations or of any material portion thereof.

          8.  Operations in Ordinary Course.  In the Agreements, and except to
              -----------------------------
the extent provided for otherwise in the respective Time Brokerage Agreements, the parties will agree that they will operate their respective Stations only in the ordinary course of business, including, without limitation, using its reasonable best efforts to maintain all existing individual employment agreements and arrangements, and to maintain levels of marketing and promotion

Mr. Scott Ginsburg
August 27, 1996
Page 5

efforts and expenditures in the period prior to Closing at levels no less than those currently budgeted in 1996 business plans.

          9.  Confidentiality.  During the course of the negotiation of the
              ---------------
Agreements, the parties will continue to discuss and obtain information regarding the Stations. The parties and their affiliates and agents agree to maintain in confidence all such information and any other information obtained from the other, whether written or oral. Subject to the requirements of law, EZ and Evergreen shall keep confidential their negotiations regarding, and any definitive agreement reached for, the exchange of the Stations. Upon request, the parties will return all written information obtained from the other, any written record of all oral information obtained from the other and all copies thereof, including any corporate data files with respect thereto. Subject to applicable FCC and other legal requirements, no public announcement regarding this letter of intent or the underlying transaction shall be made without the express written approval of both EZ and Evergreen.

          10.  Binding Nature.  The parties intend that this letter constitutes
               --------------
a preliminary agreement which contains all the essential terms and conditions of the Subject Transactions, and that they are bound hereby. Each party agrees to provide to the other telephonic and facsimile written confirmation of its board's action no later than 5:00 p.m. EDT on August 29, 1996. This agreement has been approved by the respective Boards of Directors of EZ and Evergreen.

If the foregoing is acceptable, please countersign below to confirm your intent to proceed with negotiations consistent with the terms of this letter no later than three (3) business days following its receipt. By so doing, the parties
(i) agree to be bound by the terms set forth herein, which represent the essential terms of the Subject Transactions, and agree to negotiate in good faith such supplemental terms as are customary in similar transactions, and (ii) represent and warrant to each other that said negotiation, execution, delivery and performance of the Agreements substantially as described above would not violate, conflict with, or result in the breach of the terms of any agreement, written or oral, or by which the parties or any of their property is bound.

Very truly yours,

EZ COMMUNICATIONS, INC.

By:   /s/ Alan Box
      --------------------
      Alan Box, President

Mr. Scott Ginsburg
August 27, 1996
Page 6


ACCEPTED:

EVERGREEN MEDIA CORPORATION

By:   /s/ Scott K. Ginsburg
      ---------------------

Its:  Chairman/CEO
      ---------------------

Date: August 31, 1996
      ---------------------

          In acknowledgment that EZ and American Radio Systems Corporation ("ARS") have entered into an Agreement and Plan of Merger dated August 5, 1996, ARS hereby acknowledges receipt of notice of the Subject Transactions and consents to the terms herein.

AMERICAN RADIO SYSTEMS CORPORATION

By: /s/ Steve Dodge
   --------------------------------